Exhibit 99.1

Huadi International Group Co., Ltd. Enters into an Investment Agreement with a Songyang County Local Government Owned Enterprise to Build its Smart Factory, “Future Factory”

WENZHOU, Jul.05, 2023, Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced that Huadi (Songyang) Co., Ltd. (“Huadi Songyang”), a wholly-owned subsidiary of the Company, has entered into an investment agreement (the “Agreement”) with Songyang County Economic Development and Investment Group Co., Ltd. (“Songyang Group”), a Songyang County local government owned enterprise in Zhejiang Province. The Agreement aims to start an advanced “Future Factory” construction project in the Chishou Industrial Zone of southwestern Zhejiang Province, China.

Puruant to the Agreement, the factory will occupy approximately 50 acres with a total investment of approximately RMB1 billion, including fixed asset investments of over RMB620 million. HUDI plans to finance the project primarily via its working capital. Huadi Songyang has officially obtained the rights to use the first portion of 26 acres of land from Songyang Economic Development Zone on June 30, 2023, for the construction of the Future Factory project.

The Future Factory project, equipped with digital production line facilities, is expected to produce 60,000 tons of stainless steel seamless tubes and special alloy steel products annually, including 300 series, 400 series, 600 series, and 800 series. The project will be constructed in two phases, with the first phase building the factory over approximately 26 acres which will commence from December 1, 2023 to November 30, 2026, and the second phase, building the factory over approximately 24 acres which will be completed within 36 months after the land meets the construction requirements.

Pursuant to the Agreement, the Songyang County local government has authorized Songyang Group to provide a series of supportive policies for the construction of the Future Factory project, including a total of RMB 15 million in infrastructure construction subsidies to be granted to Huadi Songyang upon completion of all fixed asset investments within the agreed period. Additionally, Huadi Songyang will enjoy infrastructure construction subsidies after meeting tax requirements for eight years following the factory’s completion. Other benefits include equipment investment incentives, rewards for obtaining the intelligent manufacturing title, rewards for utilizing foreign investment effectively, and incentives for attracting top managerial talents.

Mr. Wang Di, Chairman of the Company, commented, “We are pleased to have reached this important cooperation agreement with the Songyang government to launch our new factory project. With the steady growth in market demand, we expect continuous increase in product orders. Therefore, expansion of production capacity and digital transformation of our production line are our key strategic plans in the coming years.”

“In addition, the strong support of Songyang County government’s investment attractions policies is one of the main reasons why we chose to locate our new factory in Songyang County, Zhejiang Province. The Future Factory project will enable us to continuously expand our production capacity of high-quality products while maintaining high-cost efficiency to meet the most stringent industry standards and provide excellent products to our customers. After completion of the project, we expect the project will be able to bring an annual output value of approximately RMB1.7 billion to HUDI. We will also focus on building a smart factory and digital management of manufacturing. We look forward to the significant economic boost and increased job opportunities that the construction of the new factory will bring to Songyang County.”

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations:

Wealth Financial Services LLC

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214